

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 27, 2007

<u>via U.S. mail and facsimile</u>

Mr. Michael R. Elia
Senior Vice President and Chief Financial Officer
FastenTech, Inc.
8500 Normandale Lake Boulevard
Suite 1230
Minneapolis, MN 55437

        RE: FastenTech, Inc.
                Form 10-K for the Fiscal Year Ended September 30, 2006
                Filed December 22, 2006
                File No. 333-108365

Dear Mr. Elia:

        We have completed our review of this filing and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief